EXHIBIT 99.2

REVOCABLE PROXY

PREMIERWEST BANCORP
SPECIAL MEETING OF SHAREHOLDERS
      , 2001

PROXY SOLICITED BY THE BOARD OF DIRECTORS

    The undersigned hereby appoints      and      , and each of them, proxies with full power of substitution to vote on behalf of the undersigned all shares of common stock of PremierWest Bancorp at the Special Meeting to be held on      , 2001, and any adjournments thereof, with all powers the undersigned would possess if personally present, with respect to the following:

    1.  Agreement and Plan of Reorganization and Plan of Merger.  If approved, PremierWest Bancorp would merge with Timberline Bancshares, and Timberline shareholders will receive will receive consideration with a value of $13.50 per share consisting of cash, PremierWest common stock, or a combination of cash and PremierWest common stock in exchange for each share of Timberline stock held and a new Board of Directors of the combined company will serve the terms as set forth in the Proxy Statement.

FOR / /	AGAINST / /	ABSTAIN / /

    2.  Other Matters.  At the discretion of the proxy holder, on such other business as may properly come before the meeting and any adjournments thereof.

The Board of Directors of PremierWest has unanimously voted in favor of the Merger and recommends your vote to approve the Merger.

The shares represented by this proxy will be voted as specified above, but if no specification is made, this proxy will be voted FOR the Agreement and Plan of Reorganization and Plan of Merger. The proxies may vote in their discretion as to other matters that may come before the meeting.

Dated: , 2001

Please date and sign exactly as your name appears on your stock certificate(s) (which should be the same as the name of the address label on the envelope in which this proxy was sent to you), including designation as executor, trustee, etc., if applicable. A corporation must sign its name by the president or other authorized officer. All co-owners must sign.